EXHIBIT 14

[GRAPHIC APPEARS HERE]

AmerisourceBergen Corporation Code of Ethics

for Designated Senior Officers

This Code of Ethics for Designated Senior Officers applies to the Chief Executive Officer, Chief Financial Officer and Controller (each, a “Designated Senior Officer” and collectively, the “Designated Senior Officers”) of AmerisourceBergen Corporation (the “Company”). This Code of Ethics has been adopted by the Audit Committee of the Board of Directors of the Company in compliance with the rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) for the purpose of implementing Section 406 of the Sarbanes-Oxley Act of 2002. This Code of Ethics for Designated Senior Officers is intended to supplement the AmerisourceBergen Corporation Code of Ethics and Business Conduct, which applies to all employees, officers and directors of the Company.

Each Designated Senior Officer is obligated to:

1.	Engage in honest and ethical conduct, including by avoiding any actual or apparent conflicts of interest between personal affairs and relationships on the one hand and professional responsibilities to the Company on the other hand.

2.	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Commission and in any other public communications made by the Company.

3.	Comply with applicable governmental laws, rules and regulations.

4.	Promptly report any possible violation of this Code of Ethics for Designated Senior Officers to the Audit Committee of the Board of Directors of the Company.

Each Designated Senior Officer will be accountable to the Audit Committee of the Board of Directors for any failure by him or her to observe any term of this Code of Ethics. Failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics also may constitute violation of law.

No waiver or amendment of this Code of Ethics shall be permitted unless approved by the Audit Committee of the Board of Directors. Any such waiver or amendment shall be publicly disclosed to the extent required by the rules adopted by the Commission.

Adopted by the Audit Committee of the Board of Directors of the Company

on October 28, 2003

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